Merrill Lynch, Pierce, Fenner & Smith Incorporated
                              Defined Asset Funds
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536

                                                                   June 7, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549
Attention: Patsy Mengiste

Re:      Equity Investor Fund Safeguard Scientifics ICG Trust Defined Asset
         Funds
         Registration Statement on Form S-6 (Reg. No. 333-80083)

Ladies and Gentleman:

         Pursuant to Rule 477 under the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement referred to above. As previously announced in April 2001, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent for the sponsors of Defined Asset Funds, is no longer offering unit investment trusts.

         Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto" and which is to be included in the file for the Registration Statement.

         Please direct all inquiries to Gary Granik at (212) 450-4721.

                                          Respectfully,

                                          Merrill Lynch, Pierce, Fenner &
                                          Smith Incorporated

                                          by:    /s/ Jay M. Fife
                                             -----------------------------------
                                                Jay M. Fife
                                                Manager, Defined Asset Funds